Exhibit 99.1

Steakholder Foods Welcomes Ms. Michal Ansky as Culinary Director and Special Strategic Consultant

Rehovot, Israel, April 26, 2024 – Steakholder Foods, a leading innovator in alternative proteins and 3D printing technologies, is excited to announce the appointment of Ms. Michal Ansky as the newest addition to our team. Ms. Ansky will serve as a consultant, bringing her extensive expertise in culinary excellence and collaboration to further enhance our offerings as we move towards commercialization and expansion.

Ms. Ansky is a distinguished gastronome and visionary, renowned for her pioneering work establishing Tel Aviv’s farmers’ market and the indoor market at Tel Aviv Port. As a former judge on the primetime television show MasterChef Israel for over a decade, Ms. Ansky has established herself as a global thought leader in the culinary field, garnering recognition for her efforts in promoting culinary culture in Israel.

Arik Kaufman, CEO of Steakholder Foods said: “Steakholder Foods is thrilled to welcome Michal Ansky to our team. Her passion for food sustainability and creativity perfectly aligns with our values of pushing the boundaries of alternative proteins with innovative 3D printing technologies. Michal’s expertise will be instrumental as we enter the commercial phase and expand our reach, ensuring that our printers enable food manufacturers to create alternative foods that resonate with today’s conscious consumers.”

Michal Ansky shared her enthusiasm about joining Steakholder Foods, stating: “I am excited to collaborate with Steakholder Foods to create sustainable and delicious alternative proteins. Together, we will explore new culinary horizons and work to deliver innovative solutions to the global market.”

As Steakholder Foods enters the commercialization phase, Ms. Ansky’s insights and guidance are expected to play a significant role in refining products and developing culinary solutions that meet the evolving demands of consumers worldwide.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming alternative proteins and cultivated food industries through its advanced technology. The Company specializing in developing and selling 3D-printing production machines, along with its supporting proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise lies in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.